FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Notice of Convocation of the 136th Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: June 9, 2005	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

(Translation)

NOTICE OF CONVOCATION OF THE

ONE HUNDRED AND THIRTY-SIXTH ORDINARY

GENERAL MEETING OF SHAREHOLDERS

OF KOMATSU LTD.

June 2, 2005

Dear Shareholder:

Please be advised that the 136th Ordinary General Meeting of Shareholders of Komatsu Ltd. (“the Company”) will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested.

Sincerely,

Masahiro Sakane
President and Representative Director
Komatsu Ltd.
3-6, Akasaka 2-chome, Minato-ku, Tokyo

Notes:	1.	This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.
	2.	Regarding nonresident shareholders, if you wish to exercise your voting rights, please instruct your local permanent representative accordingly in advance of the date of the Ordinary General Meeting of Shareholders.

1. Date and Time:	June 24, 2005 (Friday) at 10:00 a.m. (Japan)

2. Place:	PROMINENCE, ANA Hotel Tokyo, 12-33, Akasaka 1-chome, Minato-ku, Tokyo

3. Purpose of Meeting:

Items to be Reported

1)	The Business Report, Consolidated Statement of Income for the 136th business term (April 1, 2004 – March 31, 2005) and Consolidated Balance Sheet as of March 31, 2005; Accounting Auditors’ Report and Board of Statutory Auditors’ Report

2)	Non-consolidated Statement of Income for the 136th business term (April 1, 2004 – March 31, 2005) and Non-consolidated Balance Sheet as of March 31, 2005, as well as a report on the purchase of the treasury shares upon a resolution of Board of Directors in accordance with Provisions stipulated in the Articles of Incorporation.

Items to be Resolved

Item 1:	Approval of the Proposed Appropriation of Unappropriated Retained Earnings for the 136th Business Term (April 1, 2004 – March 31, 2005)
Item 2:	Partial Amendments to the Articles of Incorporation
Please refer to the outline of the proposal in the enclosed document “Reference Materials for Exercising Voting Rights.”
Item 3:	Appointment of Ten (10) Directors
Item 4:	Appointment of Two (2) Statutory Auditors
Item 5:	Gratis Issue of Share Acquisition Rights under Stock Option Plan
Please refer to the outline of the proposal in the enclosed document “Reference Materials for Exercising Voting Rights.”
Item 6:	Approval of Payment of Retirement Benefits to Retiring Directors in Recognition of Service to the Company

Notes:	1.	In the event that you attend in person, please submit the enclosed document so that you may exercise your voting rights.
	2.	Following the Ordinary General Meeting of Shareholders, all are invited to attend a reception that will be held in a nearby banquet hall.

ATTACHED DOCUMENTS

EXHIBIT 1

Business Report

(April 1, 2004—March 31, 2005)

I. Outline of Business

(1) Developments and Results of the Komatsu Group’s Business Operation

Consolidated business results of Komatsu Group (“Komatsu”) for the fiscal year under review renewed the record-high figures in both net sales and profits, registering the third consecutive year of improvements in the two figures.

This growth is supported by business expansion of the construction and mining equipment and all other segments.

At the same time, Komatsu achieved all goals of the “Move The World. KOMATSU 5-800” mid-range management plan one year ahead of the original plan for the year ending March 31, 2006.

Goals in Figure of “Move The World. KOMATSU 5-800” and Results for the Year

	(JPY billion)

	Results for the Year	Goals (the Mid-range Management Plan)
Net Sales	1,434.7	1,250.0
Operating Profit	101.9	80.0
ROA	7.1%	5.0%
Net DER	0.70	1.0 or lower

Notes:	1.	In accordance with generally accepted Japanese accounting practice, “operating profit” as stated in this text, refers to net sales less cost of sales and SG&A (selling, general and administrative) expenses.
	2.	ROA = Income before income taxes / ((Total assets at the beginning of the year + Total assets at the end of year) / 2)
	3.	Net DER (debt/equity ratio) = (interest-bearing debt – cash and time deposits)/shareholders’ equity

Consolidated net sales increased 19.9 % over the previous year, to JPY1,434.7 billion, demonstrating a renewal of record-high figures for the second consecutive year. In the construction and mining equipment business, Komatsu effectively capitalized on expanded demand worldwide, boosting sales in the world’s largest market of North America and other regions, except for China, where demand declined sharply from the previous year. In the industrial machinery, vehicles and others business, sales of forklift trucks, industrial machinery and other products expanded against the backdrop of buoyant market conditions. In the electronics business, both silicon wafer and polycrystalline silicon businesses increased sales over the previous year, while growth of the semiconductor market slowed in the second half period.

Operating profit* totaled JPY101.9 billion, up 54.6%, topping the JPY100 billion mark for the first time and setting another record-high figure. Komatsu’s efforts to reduce production costs and increase sales prices coupled with expanded sales in all businesses offset the negative effects of skyrocketed prices of steel materials and increased expenses from boosted production, demonstrating further improvement of profitability.

Income before income taxes, minority interests and equity in earnings expanded by 3.7 times over the previous year, to JPY98.7 billion, reflecting improved non-operating income, including gains from the sales of land for the former Kawasaki Plant, in addition to increased operating profit. Net income for the year increased 2.2 times over the previous year, to JPY59.0 billion. Both income before income taxes and net income represent record-high figures.

Non-consolidated sales for the year increased 25.1% over the previous year, to JPY523.5 billion, supported by propelled exports of construction and mining equipment. Ordinary profit totaled JPY33.4 billion, up 67.6%, while net income for the year reached JPY17.0 billion, up 61.0% over the previous year. Both sales and profits improved for the second consecutive year on a non-consolidated basis.

Note*:	Operating profit stated above is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

Construction and Mining Equipment

Consolidated sales of construction and mining equipment business climbed 22.9% over the previous year, to JPY1,061.1 billion, topping the JPY1 trillion mark for the first time, supported by increased sales in Japan in addition to expanded overseas sales. By region, sales in the Americas accelerated against the backdrop of burgeoning market conditions, surpassing Japanese sales for the first time.

Non-consolidated sales of construction and mining equipment business for the year increased 26.8% over the previous year, to JPY457.9 billion.

<Japan>

Although private-sector capital investments increased moderately, public-sector investments continued to decline in Japan. Construction investments as a whole declined slightly from the previous year. However, exports of used Japanese equipment remained brisk to meet thriving overseas demand, which facilitated renewals of equipment centering on hydraulic excavators, resulting in continued increase in demand for new equipment in Japan. Komatsu worked to increase sales prices and reinforce the service business based on the KOMTRAX (machine operations management system, utilizing IT advantages), while expanding sales of new machines. Komatsu also worked to expand the used equipment business primarily through Komatsu Used Equipment Corp. and improve management efficiency of affiliated rental equipment companies. As a result, sales in Japan improved from the previous year.

<The Americas>

Sales in the Americas accelerated over the previous year, fueled by expanded demand for construction equipment against the backdrop of buoyant construction investments in the United States coupled with big growth in demand for mining equipment. In North America, under the leadership of Komatsu America Corp. (KAC), Komatsu aggressively worked to expand sales of products, improve customer support capabilities and reinforce distributors. Also during the year, KAC’s Chattanooga Manufacturing Operation in Tennessee commenced production of articulated dump trucks to meet expanding sales backed by their excellent market evaluation. In Central and South America, sales of mining equipment remained strong, especially those of large dump trucks, resulting in a substantial gain in sales in these regions.

<Europe & CIS>

While demand stayed firm in Europe, Komatsu carried out aggressive sales activities in concert with the market introduction of over 20 renewed and new models. Together with the positive effects of full-scale entry to the forestry equipment market by Komatsu Forest AB, European sales increased sharply over the previous year. In the Commonwealth of Independent States (CIS: former Soviet republics), sales expanded, centering on mining equipment and pipelayers for construction of pipelines for oil and natural gas. In particular, a long-term supply agreement with the government of Turkmenistan, while extends to 2010, creates a bright outlook for continuous large-lot orders for equipment. Komatsu worked to improve customer support capabilities by opening a local office and training center.

<China>

The construction equipment market in China, which had expanded rapidly in the last few years, has slowed substantially since May 2004, adversely affected by the Chinese government’ s credit-squeeze measures and consolidation of industrial parks. While the fall in demand stopped in the last half period, sales in China decreased from the previous year. Komatsu responded promptly to this market change by analyzing real-time information concerning the operating conditions of KOMTRAX-equipped machines. Komatsu also completed inventory adjustment at an early phase of the demand decline, and worked to secure profits by cutting back fixed costs and thoroughly managing credits. Under the leadership of Komatsu (China) Ltd., Komatsu restructured its distributor network and broadened the product range of locally produced equipment, getting prepared for future market recovery.

<Asia & Oceania and the Middle East & Africa>

Sales in Asia & Oceania expanded substantially over the previous year, as Komatsu captured expanded demand for mining equipment in addition to brisk demand for hydraulic excavators and other construction equipment. Especially in Asia, sales doubled over the previous year, supported by buoyant sales of mining equipment, including strong sales of dump trucks in Indonesia.

In addition to sales in Turkey, with its good economy, sales in the Middle East accelerated against the backdrop of thriving construction investments in oil producing countries with expanded revenues from increased prices of crude oil. Sales in Africa also made a substantial gain centering on mining equipment.

Industrial Machinery, Vehicles and Others

Consolidated sales of industrial machinery, vehicles and others segment increased 10.1% over the previous year, to JPY266.4 billion.

On a non-consolidated basis, sales of large presses to automobile manufacturers expanded, supported by their aggressive capital investments, and sales of products to Japan’s Defense Agency increased, resulting in JPY65.6 billion, up 14.4% over the previous year.

Komatsu Forklift Co., Ltd. effectively capitalized on expanded demand in Japan and overseas, and stepped up sales for the year. The company launched the LEO-NXT-V series engine-driven models featuring improved operability.

Komatsu Industries Corporation also expanded sales for the year by capturing increased demand for medium-size presses to automobile manufacturers. At the same time, the company broadened the line of the Hybrid AC Servo Press series for which it continued to receive brisk orders, while incorporating the AC Servo mechanism to auxiliaries.

Komatsu Machinery Corporation continued to accelerate sales of crankshaft millers and other equipment to automobile manufacturers. The company also stepped up sales of LCD (liquid crystal display) manufacturing-related equipment to LCD makers.

Komatsu Zenoah Co. posted the record-high sales of agricultural and forestry equipment, especially brushcutters both in Japan and overseas. The company also introduced new products with original features, such as chainsaws with the Finger EZ mechanism for easy start-up.

Electronics

Consolidated sales from the electronics segment increased 17.5% over the previous year, to JPY107.1 billion for the year.

Komatsu Electronic Metals Co., Ltd. focused its efforts to expand sales of high value-added 200mm silicon wafers, such as discrete wafers and wafers designed to meet micro processing needs for semiconductors, in Japan, Taiwan and China. As for 300mm wafers, the company made full use of its integrated production line at the Nagasaki Plant and worked to ensure high quality and expand sales. As a result, the company improved consolidated sales over the previous year. To meet projected demand growth for 300mm wafers, the company made capital investment to uplift its monthly production capacity to 75,000 pieces in Japan, and decided to start up a new integrated production line for monthly capacity of about 50,000 pieces at Formosa Komatsu Silicon Corporation, a subsidiary of the company in Taiwan.

Advance Silicon Materials LLC (ASiMI) boosted sales of polycrystalline silicon and monosilane gas under buoyant market conditions. In view of the fact that ASiMI’s value has been enhanced by such market conditions and improved performance of the company, the Company determined it is an appropriate time to sell the company. Komatsu has started negotiations for the formal contact with Renewable Energy Corporation AS, based on the basic agreement for the sale of 75% of the Company’s stake in the first half period of the fiscal year ending March 31, 2006.

(2) Capital Investment of the Komatsu Group

Total capital investment during the term under review, on a consolidated basis, amounted to JPY89.0 billion, an increase of JPY10.9 billion compared with the previous business term. By operational segment, capital investment in the construction and mining equipment segment was JPY64.5 billion, that in the industrial machinery, vehicles and others segment to JPY10.9 billion, and that in the electronics segment to JPY13.4 billion.

Capital investment in the construction and mining equipment segment during the reporting period focused particularly on enhancement of production capacity for principal components such as engines and hydraulic components, in addition to continued investment to improve workplace safety and environmental friendliness. Moreover, Komatsu tried to reinforce the competitiveness of its products by making investments in the development and production of engines that meet Tier 3 emission regulations and other new products. Additionally, construction equipment for rental was replaced with the aim of optimizing operating assets.

In the electronics segment, investments were made to increase the production capacity for 300mm wafers, as well as to produce high value-added 200mm wafers.

For purposes of comparison, total capital investment on a non-consolidated basis was JPY17.7 billion, increasing by JPY7.4 billion from the previous year.

(3) Fund Procurement of the Komatsu Group

While aggressive capital investments (in production) were made to enhance production volume during the reporting term, Komatsu continued to repay the debt mainly with operating cash flow by redeeming commercial paper of JPY15 billion issued in Japan at the end of the previous term and reducing the issuance of Euro Medium Term Notes in the United States and Europe as compared with previous term. As a result, the net DER at the end of the term under review further improved to 0.70 compared with the end of the previous term, continuously achieving the target of 1 or under.

(4) Tasks Facing the Komatsu Group

Thanks to the measures to take prompt advantage of improvements in market demand for our products — particularly in the construction and mining equipment, Komatsu was able to boost improvements in sales and profits significantly, reaching its goals under the mid-range management plan one year ahead of original schedule. Komatsu’s next aim is to accelerate its efforts to strengthen the group’s profitability, with the goal of raising the ratio of operating profit to sales to 10% or higher.

Komatsu will make effective use of its management resources by promoting its business portfolio formed based on both the comparative excellence of technologies and profitability. Furthermore, Komatsu reinforces foundations for competitiveness through various measures such as strengthening financial position, raising the morale of the group’s workforce and firmly establishing the principle of performance-linked employee promotion and compensation.

In addition, all employees of Komatsu will continue to keep the vital importance of compliance, safety, and environmental preservation at the forefront of their minds in the performance of their duties.

1)	Improvement of Profitability: Working to attain operating profit ratio of 10% or higher

The construction and mining equipment business, Komatsu’s mainstay business, will first work to attain operating profit ratio of 10% or higher.

In the “Greater Asia” region where Komatsu maintains a strong market position and can expect market expansion, Komatsu will make further its effort to reinforce its business operations including expansion of its customer support networks. In the United States and Europe, Komatsu will enhance its market position by introducing DANTOTSU (unique and unrivaled) products featuring unrivaled performance, in addition to expanding and strengthening its distributors. In Japan, Komatsu will continue its efforts to develop and expand a new IT-deployed business model for the rental equipment business. In the mining equipment market where strong demand should continue, Komatsu will reinforce its Repair and Maintenance (R&M) business in addition to expanding sales of equipment. Komatsu will also promote differentiation from competitors by developing an autonomous hauling system with off-highway dump trucks and taking other initiatives.

With respect to sales whereas, Komatsu has a finance service, an important marketing tool of manufacturers, now developed mainly in the United States and Australia, Komatsu will introduce this service in other regions of the world. Concerning product development, Tier 3 emission regulations will become effective in the United States and Europe in January 2006, calling for a substantial reduction of NOx. Komatsu is going to introduce new products which meet Tier 3 emission regulations. While working to ensure successful market introduction by placing the top priority on maintaining and improving quality, Komatsu will also work to enhance profitability by setting appropriate prices for new models.

In the industrial machinery, vehicles and others business, each group company will work to improve profits by promoting differentiation from respective competitors as it continues to introduce new products with unrivaled features. In the electronics business, Komatsu will steadfastly improve quality and costs of the silicon wafer business in Japan and Taiwan. For both segments, Komatsu will also work to attain an operating profit ratio of 10% or higher.

2)	Reform of Sales and Production Planning Procedures

Komatsu will work to seize business opportunities and improve production efficiency by detecting any signs of demand change as soon as they surface and responding flexibly to them. By utilizing IT advantages such as its proprietary KOMTRAX machine operations management system, Komatsu will work to grasp market conditions around the world directly and promptly and promote groupwide reforms of sales and production planning procedures.

To achieve optimal production globally, Komatsu will centralize the management of operating conditions of plants around the world and optimize the volume of production for each plant. For Komatsu to achieve this, each plant needs to have top-level cost competitiveness in its respective region. To this end, Komatsu will promote optimal procurement and logistics reform on a global basis while improving production technologies.

3)	Reinforcement of Groupwide Governance

The management of Komatsu is working to strengthen its corporate governance, to ensure a sound and transparent management. In addition to the reduction of the number of members of the Board of Directors and appointment of outside directors and outside statutory auditors, the Company is working on the operational reform to improve the effectiveness of the Board of Directors by stimulating discussions on important management issues and establishing a framework for swift decision-making.

To strengthen our stakeholders’ confidence in the Company’s management, the Company is steadily reinforcing its internal control systems. The companies of Komatsu are working to further strengthen the governance by implementing reform of their board of directors and enhancing the effectiveness of statutory auditors’ assignment in an integrated manner.

The Company defines its corporate value as the total sum of the trust given to it by societies and all its stakeholders. In order to maintain and enhance this trust, the Company believes that it is fundamental to disclose information in an appropriate manner. The trust from society is of particular importance and, based on the policy to give the first priority to compliance, top management and all employees of Komatsu are determined to continue our best efforts to comply with the Komatsu’s Code of Worldwide Business Conduct in addition to laws and regulations.

Centered on the “Spirit of Manufactures,” Komatsu’s direction remains crystal clear: “We provide the products, (hardware and software), that customers are happy to own, and we will make profits and grow.” In addition to top management officers, of course, all employees of Komatsu in Japan and abroad fulfill this commitment with self-confidence and a sense of mission by converging their talents and knowledge.

(5) Business Performance and Financial Position of the Company and the Komatsu Group

1) Business Performance & Financial Position of Komatsu (consolidated basis)

			(JPY billion)
	133rd Business Term (April 2001 - March 2002)	134th Business Term (April 2002 - March 2003)	135th Business Term (April 2003 - March 2004)	136th Business Term (This Consolidated Fiscal Year) (April 2004 - March 2005)
Net Sales	1,035.8	1,089.8	1,196.4	1,434.7
Income (Loss) before Income Taxes	(106.7)	12.9	27.0	98.7
Net Income (Loss)	(80.6)	3.0	26.9	59.0
Net Income (Loss) per Share (JPY)	(84.46)	3.09	27.17	59.51
ROE	(18.5)%	0.8%	6.6%	13.1%
ROA	(7.8)%	1.0%	2.0%	7.1%
Total Assets	1,340.2	1,306.3	1,348.6	1,449.0
Shareholders’ Equity (Equity Ratio)	395.1 29.5%	395.3 30.3%	425.5 31.6%	477.1 32.9%

Notes:	1.	Net Income (Loss) per Share are calculated on the basis of the average number of shares issued and outstanding for the reporting period deducting there from the average number of treasury shares.
	2.	“Income before minority interests and equity in earnings” in the consolidated statement of income is recorded as “income before income taxes.”

133rd Business Term (April 1, 2001- March 31, 2002)

Economies worldwide suffered a simultaneous slowdown. At Komatsu, in pursuit of our goal of becoming a lucrative corporate group, we embarked on a program of structural reform of our management system that included the reduction of fixed expenses, steps to significantly decrease the cost of production, and measures to achieve new growth in the construction and mining equipment business. However, a one-time loss was recorded for the term, as a result of the implementation of an early retirement plan, the transfer of certain employees to affiliated companies, and impairment accounting with respect to fixed assets in the electronics business. As a result, net sales fell below the previous year’s level, and a net loss was recorded.

134th Business Term (April 1, 2002- March 31, 2003)

While China and other East Asian countries registered growth in GDP, economic conditions remained difficult in Japan, the United States, and Europe. The management of Komatsu placed prioritized measures to effect an earnings recovery and a turnaround in sales, while continuing with the management restructuring program centered on establishing new growth fields for construction and mining equipment, reducing fixed expenses, and making substantial cuts in manufacturing costs. As a result of these efforts, a year-on-year increase was recorded in sales and net income.

135th Business Term (April 1, 2003- March 31, 2004)

Markets enjoyed a positive turnaround on a global scale. Komatsu inaugurated “Move The World. KOMATSU 5-800” mid-range management plan, under which Komatsu laid out the goals of rapid decision-making and the establishment of a high-earnings business structure. At the same time, Komatsu continued to reduce fixed expenses and bring down production costs. As a result, Komatsu registered our highest-ever sales, while net income also posted a sharp increase over the previous year.

136th Business Term (April 1, 2004- March 31, 2005)

Please see the above section (1) Developments and Results of the Komatsu Group’s Business Operation.

2) Business Performance and Financial Position of the Company (non-consolidated data)

			(JPY billion)
	133rd Business Term (April 2001 - March 2002)	134th Business Term (April 2002 - March 2003)	135th Business Term (April 2003 - March 2004)	136th Business Term (April 2004 - March 2005)
Net Sales	382.9	376.9	418.6	523.5
Operating Profit	8.7	11.2	20.9	30.0
Ordinary Profit	3.7	12.6	19.9	33.4
Net Income (Loss)	(41.8)	3.4	10.5	17.0
Net Income (Loss) per Share (JPY)	(43.81)	3.50	10.50	16.91
Total Assets	685.9	718.8	755.9	777.2
Shareholders’ Equity (Equity Ratio)	418.8 61.1%	444.3 61.8%	462.1 61.1%	473.6 60.9%

Note:	Net Income (Loss) per Share are calculated on the basis of the average number of shares issued and outstanding for the reporting period deducting there from the average number of treasury shares.

II. Outline of the Komatsu Group (as of March 31, 2005)

(1) Major Lines of Business of the Group

Division	Principal Products and Business

Construction and Mining Equipment	Excavating Equipment Loading Equipment	Hydraulic excavators, mini excavators, and backhoe loaders* Wheel loaders, mini wheel loaders, and skid-steer loaders*

	Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

	Hauling Equipment	Off-highway dump trucks, articulated dump trucks, and crawler carriers

	Forestry Equipment	Harvesters*, forwarders*, and feller bunchers*

	Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines (Iron Moles)

	Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

	Other Equipment	Railroad maintenance equipment

	Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

	Casting Products	Steel castings and iron castings*

Industrial Machinery, Vehicles and Others	Metal Forging and Stamping Presses	Large presses, small and medium-sized presses*, forging presses*, and AC-servo presses*

	Sheet-Metal Machines and Machine Tools	Press brakes*, shears*, laser cutting machines*, fine plasma cutting machines*, and crank shaft millers*

	Industrial Vehicles Logistics	Forklift trucks*, packing and transport*

	Defense Systems	Ammunition and armored personnel carriers

	Outdoor Power Equipment	Chainsaws*, trimmers/brushcutters*

	Others	Commercial-use prefabricated structures

Electronics	Electronic Materials	Silicon wafers* and polycrystalline silicon*

	Communications Equipment and Control Equipment	Network information terminals*, LAN peripheral equipment*, vehicle communication terminals

	Temperature-Control Equipment	Thermoelectric modules* and temperature-control equipment for semiconductor manufacturing*

Note:	Those with * mark are the principal products and major lines of businesses of the subsidiaries.

(2) Shares of the Company

(i) Number of Shares and Number of Shareholders

Number of Shares Authorized to be Issued:	3,955,000,000 shares
Total Number of Shares Issued and Outstanding	998,744,060 shares
Common stock:	JPY70,120,637,607
Number of Shareholders:	66,648

(ii) Major Shareholders (Top 10)

	Status of Investment by the Shareholder in the Company		Status of Investment by the Company in the Shareholder
Name of Shareholders	Number of Shares held (thousand shares)	Shareholding Ratio (%)	Number of Shares held (thousand shares)	Shareholding Ratio (%)
Japan Trustee Services Bank, Ltd. (held by trust units)	88,221	8.8	—	—
The Master Trust Bank of Japan, Ltd. (held by trust units)	60,088	6.0	—	—
Taiyo Life Insurance Company	56,864	5.7	—	—
Nippon Life Insurance Company	32,553	3.3	—	—
State Street Bank and Trust Company 505103	32,227	3.2	—	—
Komatsu Ltd. Employees Stockholding Association	28,648	2.9	—	—
Sumitomo Mitsui Banking Corp.	17,835	1.8	—	—
The Chase Manhattan Bank N.A. London SECS Lending Omnibus Account	14,478	1.4	—	—
NATS CUMCO	14,094	1.4	—	—
NIPPONKOA Insurance Co., Ltd.	13,962	1.4	1,563	0.2

Notes:	1.	The Company holds 4,083,000 shares (1.7% of total equity) in T&D Holdings, Inc., the holding company of Taiyo Life Insurance Company.
	2.	The Company holds 15,000 shares (0.2% of total equity) in Sumitomo Mitsui Financial Group, Inc., the holding company of Sumitomo Mitsui Banking Corporation.
	3.	NATS CUMCO is the share nominee of Citibank, N.A., which is a trustee of the Company’s ADR (American Depositary Receipts).

(iii) The Status of Acquisition, Disposal, etc. and Holding of Treasury Shares

1)	The status of acquisitions of the treasury shares of the Company during the reporting period:

Ordinary shares	2,472,898 shares
Total Acquisition Price:	JPY1,623,825,098

2)	Of the acquisition of treasury shares of the Company detailed in 1) above, the following purchases of treasury shares were authorized by resolution of the Board of Directors (as provided for in the Articles of Incorporation) subsequent to the Company’s 135th Ordinary General Meeting of Shareholders.

Ordinary shares	1,500,000 shares
Total Acquisition Price:	JPY962,999,000
Reason for acquisition:

To expand the number of options available to the Company with respect to its capital policy, through the purchase of own shares for inclusion in treasury, to facilitate the implementation of a flexible investment strategy enabling the Company to respond effectively to a changing business environment.

3)	Treasury shares disposed during the reporting period:

Ordinary shares	1,405,318 shares
Total Disposal Price:	JPY869,398,837

4)	Treasury shares canceled during the reporting period:

No treasury shares were canceled during this period.

5)	Treasury shares held at the accounting period:

Ordinary shares:	7,323,364 shares

(3) Employees of the Komatsu Group

(i) The Group

Segment	Number of Employees
Construction and Mining Equipment	23,340
Industrial Machinery, Vehicles and Others	6,042
Electronics	3,160
Others*	466
Total	33,008

Notes:	1.	Number of employees increased by 1,373 from the end of the previous year.
	2.	Others* include those employees that cannot be classified into the above 3 businesses.

(ii) The Company

Number of Employees	Increase (Decrease) Over Previous Year-end	Average Age	Average Years of Services
6,925	(698)	42.4	20.9

Note:	This figure for employees of the Company is included in the figures for the Group employees in (i) above.

(4) Status of Consolidation

(i) Principal Subsidiaries

Name	Capital (JPY million)		Shareholding Ratio (%)	Main Business
Komatsu Forklift Co., Ltd.		13,033	65.0	Manufacture and sale of industrial vehicles, and logistics-related machinery and equipment
Komatsu Electronic Metals Co., Ltd.		11,636	61.9	Manufacture and sale of silicon wafers for semiconductors
Komatsu Zenoah Co.		5,099	100.0	Manufacture and sale of agricultural and forestry equipment, construction equipment, and industrial machinery
Komatsu Castex Ltd.		4,979	100.0	Manufacture and sale of steel castings and iron castings
Komatsu Kinki Ltd.		1,700	100.0	Sale, repair and service of construction equipments
Komatsu House Ltd.		1,436	87.4	Manufacture, sale and lease of commercial-use-prefabricated structures for businesses
Komatsu Logistics Corp.		1,080	96.3	Packing, baling, transportation, warehousing and port-and-harbor services
Komatsu Industries Corporation		990	100.0	Manufacture and sale of presses and sheet metal machines
Komatsu Chugoku Ltd.		984	100.0	Sale, repair and service of construction equipments
Komatsu Tokyo Ltd.		837	100.0	Sale, repair and service of construction equipment
Komatsu Machinery Corporation		600	100.0	Manufacture of machine tools and semiconductor material processing equipment
Komatsu Hokkaido Ltd.		487	100.0	Sale, repair and service of construction equipment
Komatsu Electronics, Inc.		390	100.0	Manufacture and sale of thermo electric modules and temperature control equipment for semiconductors
Komatsu Used Equipment Corp.		290	95.2	Sale of used construction equipment
Komatsu America Corp.	US$	995mil	100.0	Manufacture and sale of construction and mining equipment and supervision of US subsidiaries’ operations
Komatsu do Brasil Ltda.	R$	55mil	100.0	Manufacture and sale of construction equipment and castings
Advanced Silicon Materials LLC		—	100.0	Manufacture and sale of polycrystalline silicon and silane gas
Komatsu Europe International N.V.	EUR	45mil	100.0	Operations of construction equipment and supervision of European subsidiaries’ sale
Komatsu UK Ltd.	Stg.£	23mil	100.0	Manufacture and sale of construction equipment

Komatsu Hanomag GmbH	EUR	19 mil	100.0	Manufacture and sale of construction equipment
Komatsu Mining Germany GmbH	EUR	5 mil	100.0	Manufacture and sale of mining equipment
Komatsu Forest, AB	Kronas	397 mil	100.0	Manufacture and sale of forestry equipment
Komatsu Utility Europe S.p.A.	EUR	6 mil	100.0	Manufacture and sale of construction equipment
Komatsu Asia & Pacific Pte Ltd.	US$	6 mil	100.0	Sales of construction equipment and industrial machines, supervision of Asian Pacific subsidiaries’ operations
P.T. Komatsu Indonesia Tbk	Rupiahs	192,780mil	68.4	Manufacture and sale of construction equipment and steel and iron castings
Bangkok Komatsu Co., Ltd.	Bahts	620mil	74.8	Manufacture and sale of construction equipment
Komatsu Australia Pty. Ltd.	A$	21 mil	60.0	Sale of construction equipment
Komatsu (China) Ltd.	US$	34 mil	100.0	Supervision of business in China
Komatsu (Changzhou) Construction Machinery Corp.	US$	21 mil	85.0	Manufacture and sale of construction equipment
Komatsu Shantui Construction Machinery Co., Ltd.	US$	21 mil	60.0	Manufacture and sale of construction equipment

Notes:	1.	In November 2002, the Company signed an agreement with Linde AG of Germany under which Linde would implement equity participation in the Komatsu Group’s forklift trucks business. In accordance with the agreement, Linde AG had acquired a 35% equity stake in Komatsu Forklift Co., Ltd. by March 31, 2005.
	2.	The Company’s subsidiary owns Komatsu do Brasil Ltda.
	3.	Advanced Silicon Materials LLC is a limited liability company incorporated under the laws of Delaware, USA and the Company invests in this company through a subsidiary. Net worth equity of this company, which is equivalent to equity capital of a joint-stock company, amounts to US$57 million.
	4.	The equity stakes of the Company in Komatsu UK Ltd., Komatsu Utility Europe S.p.A., Bangkok Komatsu Co., Ltd. and Komatsu Australia Pty. Ltd. include the stakes held by the subsidiaries of the Company.
	5.	The ownership ratios for Komatsu Hanomag GmbH, Komatsu (Changzhou) Construction Machinery Corp. and Komatsu Shantui Construction Machinery Co., Ltd. includes the ownership of the subsidiaries of the Company.

(ii) Principal Affiliated Companies

Name	Capital (JPY million)	Shareholding Rate (%)	Main Business
GIGAPHOTON Inc.	5,000	50.0	Manufacture and sale of excimer lasers for semiconductor exposures
Komatsu Cummins Engine Co., Ltd.	1,400	50.0	Manufacture of diesel engines
Cummins Komatsu Engine Company	—	50.0	Manufacture of diesel engines

Note:	Cummins Komatsu Engine Company is a general partnership established under the laws of Indiana, U.S.A. and the Company invests in this company through a subsidiary. Cumulative investments in this company amount to US$2 million.

(iii) Report on Business Consolidation

In September 2004 the Company purchased, from PT United Tractors Tbk (United Tractors), a 13.3% equity stake in the Company’s Indonesian subsidiary PT Komatsu Indonesia Tbk (Komatsu Indonesia). With this, the Company’s shareholding ratio in Komatsu Indonesia came to 68.4%.

(iv) Results of Business Consolidation

The Komatsu Group consists of 141 consolidated subsidiaries and 44 companies that are affiliates under the equity method of accounting. The results of the business consolidation are detailed in (1) Developments and Results of the Komatsu Group’s Business Operation under 1.Outline of Business.

(5) Major Borrowings

Name of Lenders	Balance of Loans (JPY billion)	Number of Shares of the Company Held by Such Lenders (thousand shares)	Shareholding Ratio (%)
The Hokkoku Bank, Ltd.	9.0	8,999	0.9
Sumitomo Mitsui Banking Corp.	8.5	17,835	1.8
The Dai-ichi Mutual Life Insurance Co.	6.5	9,097	0.9
Taiyo Life Insurance Co.	5.0	56,864	5.7
Shinkin Central Bank	4.0	—	—

The major lenders on a consolidated basis are Sumitomo Mitsui Banking Corporation (JPY38.2 billion), The Bank of Tokyo-Mitsubishi (JPY22.8 billion), and Mizuho Corporate Bank (JPY15.1 billion). (The amounts are the balance of loans)

(6) Principal Business Premises of the Komatsu Group

(i) The Company

		Name	Location
Head Office		Head Office	Minato-ku, Tokyo

Research Division		Research Division	Hiratsuka City, Kanagawa Pref.

Plant		Awazu Plant	Komatsu City, Ishikawa Pref.
		Osaka Plant	Hirakata City, Osaka Pref.
		Mooka Plant	Mooka City, Tochigi Pref.
		Oyama Plant	Oyama City, Tochigi Pref.

(ii) Subsidiaries
		Name	Location
Japan	Head Office	Komatsu Tokyo Ltd.	Sagamihara City, Kanagawa Pref.
		Komatsu Kinki Ltd.	Toyonaka City, Osaka Pref.
		Komatsu Chugoku Ltd.	Hiroshima City, Hiroshima Pref.
		Komatsu Hokkaido Ltd.	Ishikari City, Hokkaido
		Komatsu Used Equipment Corp.	Yokohama City, Kanagawa Pref.
		Komatsu Industries Corporation	Shinagawa-ku, Tokyo
		Komatsu House Co., Ltd.	Shinagawa-ku, Tokyo
		Komatsu Logistics Corp.	Kawasaki City, Kanagawa Pref.

	Plant	Komatsu Forklift Co., Ltd.	Oyama City, Tochigi Pref.
		Komatsu Zenoah Co.	Kawagoe City, Saitama Pref.
		Komatsu Castex Ltd.	Himi City, Toyama Pref.
		Komatsu Machinery Corporation	Komatsu City, Ishikawa Pref.
		Komatsu Electronics, Inc.	Hiratsuka City, Kanagawa Pref.
		Komatsu Electronic Metals Co., Ltd.	Ohmura City, Nagasaki Pref., Kiyotake-cho, Miyazaki Pref.

Overseas	Head Office	Komatsu Europe International N.V.	Vilvoorde, Belgium
		Komatsu Asia & Pacific Pte. Ltd.	Singapore
		Komatsu Australia Pty. Ltd.	Fairfield, NSW, Australia
		Komatsu (China) Ltd.	Shanghai, China

	Plant	Komatsu America Corp.	Chatanooga, Tennessee, USA, Peoria, Illinois, USA
		Advanced Silicon Materials, Inc.	Butte, Montana, USA
		Komatsu do Brasil Ltda.	Suzano, Sao Paulo, Brazil
		Komatsu UK Ltd.	Birtley, UK
		Komatsu Hanomag GmbH	Hannover, Germany
		Komatsu Mining Germany GmbH	Dusseldorf, Germany
		Komatsu Forest AB	Umea, Sweden
		Komatsu Utility Europe S.p.A.	Este, Italy
		P.T. Komatsu Indonesia Tbk	Jakarta, Indonesia
		Bangkok Komatsu Co., Ltd.	Chonburi, Thailand
		Komatsu (Changzhou) Construction Machinery Corp.	Changzhou, Jiangsu Province, China
		Komatsu Shantui Construction Machinery Co., Ltd.	Jining, Shandong Province, China

(7) Directors and Statutory Auditors

Position	Name	Responsibility in the Company, or Principal Occupation
Chairman of the Board and Representative Director	Toshitaka Hagiwara

President and Representative Director	*Masahiro Sakane

Director	*Kunio Noji	President of Construction & Mining Equipment Marketing Division

Director	*Kunihiko Komiyama	President of Development Division, and President of Engines & Hydraulics Business Division

Director	*Masahiro Yoneyama	General Manager of Corporate Planning

Director	*Yasuo Suzuki	President of Industrial Machinery Division

Director	Kazuhiro Aoyagi	President and Representative Director of Komatsu Zenoah Co.

Director and Counselor	Satoru Anzaki

Director	Toshio Morikawa	Advisor of Sumitomo Mitsui Banking Corporation

Director	Hajime Sasaki	Chairman of the Board and Representative Director of NEC Corporation

Standing Statutory Auditor	Makoto Nakamura

Standing Statutory Auditor	Masafumi Kanemoto

Statutory Auditor	Masahiro Yoshiike	Chairman of the Board and Representative Director of T & D Holdings, Inc.

Statutory Auditor	Takaharu Dohi	Attorney at law

Notes:	1.	Directors Toshio Morikawa and Hajime Sasaki satisfy the requirements for Outside Director provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.
	2.	Messrs. Masahiro Yoshiike and Takaharu Dohi, each of them being a Statutory Auditor, are Outside Statutory Auditors as provided for in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.”
	3.	Each Director with the mark * concurrently holds the post of Executive Officer.

Statutory Auditor who resigned from his position during this term:

Position at the time of resignation	Name	Date of resignation
Standing Statutory Auditor	Norimichi Kitagawa	June 25, 2004

(Reference)

The Company has introduced the Executive Officer system, and the list of Executive Officers as of March 31, 2005 is shown below.

The five persons with the mark * simultaneously hold the post of Director and Executive Officer.

Position	Name	Title and Responsibilities
President and Representative Director (Chief Executive Officer)	*Masahiro Sakane

Director (Senior Executive Officer)	*Kunio Noji	President of Construction & Mining Equipment Marketing Division

Director (Senior Executive Officer)	*Kunihiko Komiyama	President of Development Division, and President of Engines & Hydraulics Business Division

Director (Senior Executive Officer)	*Masahiro Yoneyama	General Manager of Corporate Planning

Director (Senior Executive Officer)	*Yasuo Suzuki	President of Industrial Machinery Division

Senior Executive Officer	Susumu Isoda	President of Production Division

Senior Executive Officer	Shigeki Fujimori	President of Defense Systems Division

Senior Executive Officer	Munenori Nakao	Supervising of CSR, General Affairs, Corporate Communications and Investor Relations

Senior Executive Officer	Kenji Kinoshita	CFO (Chief Financial Officer)

Executive Officer	Hiroshi Suzuki	Vice President of Construction & Mining Equipment Marketing Division and General Manager of Tunnel Machinery Division

Executive Officer	Mamoru Hironaka	Vice President of Construction & Mining Equipment Marketing Division, and General Manager of Customer Support

Executive Officer	Masao Fuchigami	President of Research Division

Executive Officer	Masayuki Sato	Plant Manager of Oyama Plant, and Vice President of Engines & Hydraulics Business Division

Executive Officer	Taizo Kayata	President of Overseas Marketing, Construction & Mining Equipment Marketing Division

Executive Officer	Masaji Kitamura	General Manager of Strategic Planning, Construction & Mining Equipment Marketing Division

Executive Officer	Nobutsugu Ohira	Plant Manager of Osaka Plant, Production Division

Executive Officer	Nobukazu Kotake	Vice President of Development Division

Executive Officer	Tetsuya Nakayama	Vice President of Development Division, and General Manager of Construction Equipment Electronics Division

Executive Officer	Yasuki Sato	Plant Manager of Mooka Plant, Production Division

Executive Officer	Susumu Yamanaka	President of Japanese Marketing, Construction & Mining Equipment Marketing Division

Executive Officer	Masakatsu Hioki	General Manager of Human Resources

Executive Officer	Koji Yamada	Plant Manager of Awazu Plant, Production Division

(8) Remuneration for Directors and Statutory Auditors

	Number of Persons Paid	Amount Paid (JPY million)	Reference
Directors	10	326

1.      The amounts of remuneration for the Directors and Statutory Auditors were respectively resolved at the 135th Ordinary General Meeting of Shareholders where the maximum amount to be paid to the Directors in total per month shall not exceed JPY60 million and the maximum amount to be paid to Statutory Auditors in total per month shall not exceed JPY10 million.

2.      In addition to the amounts indicated at left, a retirement benefit of JPY21 million was paid to a retiring Statutory Auditor.

3.      In addition to the amounts indicated at left, retained earnings were utilized for the payment of Directors’ bonuses totaling JPY156 million and Statutory Auditors’ bonuses totaling JPY14 million.

4.      There were ten (10) Directors and four (4) Statutory Auditors as at the end of the reporting period.

Statutory Auditors	5	64
Total	15	390

(9) Issuance Conditions of Share Acquisition Rights to Persons other than Shareholders on Preferential Terms

(i)	Number of Share Acquisition Rights issued:

3,280 rights

Type and number of shares for Share Acquisition Rights:

3,280,000 shares of ordinary shares of the Company

Issue price of Share Acquisition Rights:

Share Acquisition Rights are issued gratis.

(ii)	Share Acquisition Rights issued during the reporting term to persons other than shareholders on preferential terms

Number of Share Acquisition Rights issued:

1,430 rights (1,000 shares per Share Acquisition Right)

Type and number of shares for Share Acquisition Rights:

1,430,000 ordinary shares of the Company

Issue price of Share Acquisition Rights:

Share Acquisition Rights are issued gratis.

Per share payment upon exercise of Share Acquisition Rights:

JPY 673

Period for exercise of Share Acquisition Rights:

From August 1, 2005 to July 31, 2012

Conditions for Exercise of Share Acquisition Rights:

1)	Any of the persons granted Share Acquisition Rights may exercise his or her rights pursuant to the Agreement Concerning Issuance of Share Acquisition Rights (the “Agreement”) based on the resolution of this Meeting and the resolution of the Board of Directors Meeting even after the person loses his or her position as of the allocation of the Share Acquisition Rights.

2)	When a recipient is deceased, his or her heir may exercise the rights in accordance with the terms of the Agreement.

3)	Other conditions are set forth in the Agreement.

Events and Conditions for the cancellation of Share Acquisition Rights:

Share Acquisition Rights may be canceled gratis in the following events.

1)	Pursuant to the Agreement, if the person granted Share Acquisition Rights loses his/her Share Acquisition Rights or if it becomes definitive that the Share Acquisition Rights will not be exercised.

2)	If a merger agreement is approved stipulating that the Company is to be absorbed.

Content of preferential terms

The Company issued gratis Share Acquisition Rights to its Directors, employees, and President and Representative Directors of its major subsidiaries.

The names of the recipients of Share Acquisition Rights and the numbers granted

Directors of the Company

Name	Number of Share Acquisition Rights Granted (units)	Number of Shares subject to the Share Acquisition Rights Granted (shares)
Toshitaka Hagiwara	120	120,000
Masahiro Sakane	120	120,000
Kunio Noji	70	70,000
Kunihiko Komiyama	70	70,000
Masahiro Yoneyama	50	50,000
Yasuo Suzuki	50	50,000
Kazuhiro Aoyagi	40	40,000
Satoru Anzaki	30	30,000
Toshio Morikawa	30	30,000
Hajime Sasaki	30	30,000

Employees of the Company and Directors of Major Subsidiaries (top 10)

Name	Number of Share Acquisition Rights Granted (units)	Number of Shares subject to Share Acquisition Rights Granted (shares)	Remarks
Susumu Isoda	40	40,000	Senior Executive Officer of the Company
Shigeki Fujimori	40	40,000	Senior Executive Officer of the Company
Munenori Nakao	40	40,000	Senior Executive Officer of the Company
Kenji Kinoshita	40	40,000	Senior Executive Officer of the Company
Takeo Shibuya	40	40,000	President and Representative Director of Komatsu Forklift Co., Ltd.
Hiroshi Suzuki	20	20,000	Executive Officer of the Company
Mamoru Hironaka	20	20,000	Executive Officer of the Company
Masao Fuchigami	20	20,000	Executive Officer of the Company
Masayuki Sato	20	20,000	Executive Officer of the Company
Taizo Kayata	20	20,000	Executive Officer of the Company

Directors of the Subsidiaries to whom Share Acquisition Rights are allotted in a number exceeding the smallest number of relevant rights allotted to Director of the Company

Name	Number of Share Acquisition Rights Granted (units)	Number of Shares subject to Share Acquisition Rights Granted (shares)	Remarks
Takeo Shibuya	40	40,000	President and Representative Director of Komatsu Forklift Co., Ltd.

Breakdown of Share Acquisition Rights allotted to employees (other than Directors) of the Company and Directors of the subsidiaries of the Company

Classification	Number of Share Acquisition Rights Granted (units)	Type and number of Shares subject to the Share Acquisition Rights Granted (shares)	Number of recipients
Employees of the Company	670	Ordinary shares 670,000	37
Directors of subsidiaries	150	Ordinary shares 150,000	10

(10) Compensation to be Paid to Accounting Auditors

Amount (JPY million)
(i) Total compensation for Accounting Auditors by the Company and its subsidiaries	401
(ii) Of the above amount (i), the amount to be paid as remuneration for the auditing services defined in Article 2, Paragraph 1 of the Certified Public Accountant Law	168
(iii) Of the above amount (ii), the amount the Company is obliged to pay to the Accounting Auditors	90

Note:	Amounts shown in (iii) above represent amounts of remuneration to be paid to the Accounting Auditors for their auditing services. Breakdown is not available as the remuneration amounts are determined on a lump-sum payment basis without a break-down into separate remuneration amounts for auditing work in accordance with the Commercial Code and in accordance with the Securities and Exchange Law.

EXHIBIT 2

Consolidated Balance Sheet

(As of March 31, 2005)

JPY Million
Assets
Current assets:
Cash and cash equivalents	97,510
Time deposits	52
Trade notes and accounts receivable, less allowance for doubtful receivables of JPY14,664 million	397,684
Inventories	307,002
Deferred income taxes and other current assets	94,105

Total current assets	896,353

Investments:
Investments in and advances to affiliated companies	19,032
Investment securities	63,153
Other	1,262

Total investments	83,447

Land and buildings held for sale	2,836
Property, plant and equipment, less accumulated depreciation	366,660
Goodwill	21,277
Other intangible assets	25,635
Deferred income taxes and other assets	52,860

Total assets	1,449,068

JPY Million
Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt	84,957
Current maturities of long-term debt	129,620
Trade notes and accounts payable	266,112
Income taxes payable	12,234
Deferred income taxes and other current liabilities	149,576

Total current liabilities	642,499

Long-term liabilities:
Long-term debt	217,714
Liability for pension and retirement benefits	54,709
Deferred income taxes and other liabilities	18,056

Total long-term liabilities	290,479

Minority interests	38,946

Shareholders’ equity
Common stock	67,870
Capital surplus	135,792
Retained earnings:
Appropriated for legal reserve	22,341
Unappropriated	277,196
Accumulated other comprehensive income (loss)	(21,485)
Treasury stock, at cost	(4,570)

Total shareholders’ equity	477,144

Total liabilities, minority interests and shareholders’ equity	1,449,068

EXHIBIT 3

Consolidated Statement of Income

(From April 1, 2004 to March 31, 2005)

JPY Million
Revenues:
Net sales	1,434,788
Interest and other income	20,047

Total	1,454,835

Costs and expenses:
Cost of sales	1,066,887
Selling, general and administrative expenses	265,978
Interest expenses	11,209
Impairment loss on long-lived assets	4,200
Other	7,858

Total	1,356,132

Income before income taxes, minority interests and equity in earnings	98,703
Income taxes:
Current	16,635
Deferred	19,409

Total	36,044

Income before minority interests and equity in earnings	62,659
Minority interests in income of consolidated subsidiaries	(4,588)
Equity in earnings of affiliated companies	939

Net income	59,010

Notes to Consolidated Financial Statements

Basis of Preparation of Consolidated Financial Statements

1.	Scope of Consolidation

Number of consolidated subsidiaries: 141

Principal consolidated subsidiaries (Business Report, II Outline of the Komatsu Group, (4) Status of Consolidation)

Name of principal non-consolidated subsidiary: PT Komatsu Undercarriage Indonesia

As all non-consolidated subsidiaries are small-scale, their total assets, sales, net income (the amount of net income proportionate to the Company’s equity stake in the subsidiaries), and retained earnings (proportionate to the Company’s equity stake) do not exert a significant influence on the consolidated financial statements of Komatsu Ltd.

2.	Application of Equity-Method Accounting

Number of non-consolidated subsidiaries and affiliated companies to which the equity method is applied: 44

Names of principal non-consolidated subsidiaries and affiliated companies to which the equity method is applied: (Business Report, II Outline of the Komatsu Group, (4) Status of Consolidation)

Name of principal company to which the equity method is not applied: PT Komatsu Undercarriage Indonesia

Judging from the scale of the net income (the amount of net income proportionate to the Company’s equity stake in the companies) and retained earnings (proportionate to the Company’s equity stake) of these companies, it has been determined that their exclusion from the application of the equity method of accounting would not exert any noticeable effect on the consolidated financial statements of the Company.

3.	Changes in the Scope of Consolidation and Application of Equity-Method Accounting

With effect from the reporting period, Komatsu Fukuoka Ltd. and three other companies have been included in the scope of consolidation as a result of the acquisition of additional equity, and Komatsu Underground Machinery Ltd. and three other companies have been included due to their increased importance in terms of future risks and prospects. Additionally, Komatsu Kagoshima Ltd. and seven other companies have disappeared from the list of consolidated companies as a result of their merger with other consolidated subsidiaries.

With effect from the reporting business term, the Company has excluded Komatsu Shearing Co., Ltd. and one other company from the application of the equity method of accounting, due to the sell-off of the companies’ equity stakes.

4.	Significant Accounting Policies

(1)	Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements of the Company are prepared in accordance with the stipulations of Article 179, Clause 1 of the Enforcement Regulations to the Commercial Code, and the method of preparation conforms to the standards of accounting generally accepted in the United States in terms of terminology and format (“U.S. GAAP”). However, some description and notes under the mandatory requirements of the U.S. GAAP are omitted within the scope of stipulations in the said clause.

(2)	Method and basis of valuation of inventories

Inventory assets are valued at the lower of cost or market. The cost of products and work in progress are valued by the specific identification method (except for consumable supplies within the category of products, which are stated using the last-in, first-out method). Raw materials and supplies are valued using the weighted-average method.

(3)	Method of valuation of land and buildings held for sale

Land and buildings held for sale are valued at the lower of cost or market.

(4)	Method and basis of valuation of investment securities

The Company has applied Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities for the valuation of investment securities.

Available-for-sale securities:

Stated at fair market value based on market prices at the balance sheet date (Unrealized gains and losses are charged, net of applicable income taxes, to shareholders’ equity, and the cost of securities sold is determined using the moving-average method.)

(5)	Depreciation and amortization of fixed assets

Depreciation of tangible fixed assets:

Computed principally using the declining-balance method

Amortization of intangible assets:

Computed using the straight-line method

The Company has applied SFAS No.142 “Goodwill and Other Intangible Assets.” However, goodwill and intangible assets whose useful lives cannot be determined are reviewed for impairment annually.

(6)	Allowances

Allowance for doubtful receivables:

To cover possible credit losses on accounts receivables or loans, an allowance for doubtful receivables is provided in the amount deemed uncollectible, which is calculated on the basis of historical default rates for normal claims, or on the basis of individual assessments for specific claims on obligors threatened with bankruptcy.

Liability for pension and retirement benefit:

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” provision is made in the amount deemed necessary as of the balance sheet date based on retirement benefit obligations and fair value of the plan assets.

Additional provision is made in the amount of the shortfall of liability for pension and retirement benefit to accumulated benefit obligations deducted by fair value of plan assets.

Unrecognized prior service obligations are charged to income on a straight-line basis over the average remaining service period of employees. Regarding unrecognized net actuarial loss, an excessive amount of the “corridor” (10% of expected benefit obligations, or fair value of plan assets, whichever is the larger) to income on a straight-line basis over the average remaining service period of employees.

(7)	Accounting for consumption taxes

Consumption taxes are separately accounted for by excluding it from each transaction amounts.

3.	Notes to Consolidated Balance Sheet

(1)	Accumulated depreciation for tangible fixed assets: JPY682,317 million

(2)	Accumulated other comprehensive income (loss)consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative.

(3)	Assets pledged as collateral

Cash and cash equivalents:	JPY548 million
Trade notes and accounts receivable	JPY29 million
Tangible fixed assets	JPY4,296 million

Total	JPY4,873 million

(4)	Guarantee obligations

Guaranteed obligations for borrowings made by the Company’s employees and affiliates: JPY20,585 million

4.	Note to Consolidated Statement of Income

(1)	Basic net income per share JPY59.51

(2)	Diluted net income per share JPY59.47

5.	Important Subsequent Events

There were no important subsequent events to report.

EXHIBIT 4

Non-Consolidated Balance Sheet

(As of March 31, 2005)

JPY Million
Assets
Current assets:
Cash on hand and in banks	67,413
Notes receivable	3,804
Trade accounts receivable	146,927
Bonds issued by affiliated companies	500
Finished products and merchandise	27,189
Materials and supplies	3,231
Work in process	20,683
Prepaid expenses	589
Deferred income taxes – current	14,808
Short-term loans receivable	50,639
Other current assets	29,743
Allowance for doubtful receivables	(835)

Total current assets	364,695

Non-current assets:
Tangible fixed assets:
Buildings	37,358
Structures	7,014
Machinery and equipment	27,809
Vehicles and delivery equipment	234
Tools, furniture and fixtures	6,757
Land	33,176
Construction in progress	1,113

Total tangible fixed assets	113,465
Intangible assets:
Utility rights	87
Software	8,580
Other intangible assets	67

Total intangible assets	8,735

Investments and other assets
Investment securities	50,693
Securities and other investments in affiliated companies	268,094
Long-term loans receivable	4,665
Long-term prepaid expenses	994
Deferred income taxes – non-current	21,766
Other investments	4,591
Allowance for doubtful receivables	(6,475)
Allowance for loss on valuation of investments in unlisted companies	(53,931)

Total investments and other assets	290,400

Total non-current assets	412,602

Total assets	777,297

JPY Million
Liabilities
Current liabilities:
Trade notes payable	392
Trade accounts payable	102,475
Short-term borrowings	4,000
Current portion of bonds	35,000
Other accounts payable	31,763
Income taxes payable	547
Advances received	2,982
Deferred profit on installment sales	348
Accrued bonuses	5,358
Warranty reserve	6,572
Other current liabilities	5,349

Total current liabilities	194,790

Long-term liabilities:
Bonds	30,000
Long-term debt	63,000
Liability for employee retirement benefits	13,931
Liability for Director and Statutory Auditor retirement benefits	1,011
Other long-term liabilities	888

Total long-term liabilities	108,832

Total liabilities	303,622

Shareholders’ equity
Common stock	70,120
Capital surplus:
Additional paid-in capital	140,140
Other capital surplus	117
Gain on disposal of treasury stock	117
Retained earnings:
Legal earnings reserve	18,036
Voluntary reserve:
Reserve for special depreciation	54
Reserve for losses on overseas investments	1
Reserve for advanced depreciation deduction	14,420
General reserve	180,359
Unappropriated retained earnings	35,219

Total retained earnings	248,091
Net unrealized gains on available-for-sale securities	19,235
Treasury stock, at cost	(4,029)

Total shareholders’ equity	473,675

Total liabilities and shareholders’ equity	777,297

EXHIBIT 5

Non-Consolidated Statement of Income

(From April 1, 2004 to March 31, 2005)

JPY Million
Net sales	523,592
Cost of sales	407,260
Deferred profit on installment sales	(628)
Selling, general and administrative expenses	86,939

Operating profit	30,021
Non-operating income:
Interest and dividend income	11,833
Other non-operating income	1,382
Non-operating expenses:
Interest expenses	1,534
Other non-operating expenses	8,285

Ordinary profit	33,417

Extraordinary income:
Gain on sale of investment securities	67
Gain on sale of shares of affiliated companies	68
Gain on sale of land	8,676

Extraordinary Losses:
Loss on valuation of investment securities	718
Loss on sale of land	76
Impairment loss	9,126
Provision for loss on valuation of investments in unlisted companies	10,516

Income before income taxes	21,792

Income taxes:
Current	108
Refundable foreign tax credit	1,338
Reversal of prior year corporate tax	1,271
Deferred	7,252

Net income	17,042

Unappropriated retained earnings at the beginning of the period	22,437
Unappropriated retained earnings resulting from merger	696
Interim cash dividend paid	4,956

Unappropriated retained earnings at the end of the period	35,219

Notes to Non-Consolidated Financial Statements

1.	Significant Accounting Policies

(1)	Valuation of securities

Held-to-maturity debt securities: Carried at amortized cost (on a straight-line basis).

Investments in subsidiaries and affiliated companies: Stated at cost determined by the moving-average method.

Available-for-sale securities:

Securities whose market value is readily determinable:

Stated at the market value, based on market quotation. Unrealized gains and losses are reported, with net of applicable taxes, in a separate component of shareholders’ equity. The cost of securities sold is determined based on the moving-average method.

Securities whose market value is not readily determinable:

Stated at cost determined by the moving-average method.

(2)	Method and basis of valuation of inventories

Finished products (excluding spare parts and real estate held for sale) and work in process: Stated at lower of cost (specific identification method) or market.

Spare parts: Stated at lower of cost (last-in, first-out method) or market.

Land and buildings held for sale: Stated at cost (specific identification method)

Materials and supplies: Stated at lower of cost (periodic average method)

(3)	Depreciation of tangible fixed assets and amortization of intangible assets is computed according to the declining-balance method and the straight-line method respectively.

(4)	Liability for employee retirement benefits:

In order to provide for the employee retirement benefits, the Company accrues liabilities for severance payments and pension at the amount calculated based on the projected benefit obligations and plan assets at the balance sheet date.

Prior service obligations are charged to income when incurred. Actuarial loss is charged to income in an amount proportionally appropriated on a straight-line basis over a 10-year period, which is shorter than the averaged remaining service period of employees, beginning with the following term when the loss is recognized.

(5)	Allowance for loss on valuation of investments in unlisted companies is accounted for by taking into consideration the financial position of the issuer and fluctuation of the foreign exchange of the country of the issuer in order to prepare for losses from investing in domestic and overseas unlisted companies.

(6)	Accounting method of lease transactions

Finance leases that do not transfer ownership of leased property to the lessee are accounted in the same manner as operating leases.

(7)	Accounting for consumption tax

Consumption taxes are separately accounted for by excluding it from each transaction amounts.

(8)	The Company has, in part, adopted terminology and forms in line with Regulations Regarding Terminology, Format and Preparation of Financial Statements, etc. Regarding affiliates, special provisions under the Commercial Code Enforcement Regulation are applied to description including notes.

(9)	Changes in accounting policies

Effective the reporting term, the Company has adopted the new accounting standards for impairment of fixed assets (the Opinions on Accounting Standards for Impairment of Fixed Assets issued by the Business Accounting Council dated August 9, 2002, and the Guidance for Impairment of Fixed Assets issued by the Accounting Standards Board dated October 31, 2003, that is, ASB Guidance No.6). As a result, income before income taxes decreased by JPY9,126 million.

2.	Notes to Non-Consolidated Balance Sheet

(1)	Fractions of JPY one million have been rounded down.

(2)	Short-term receivables from affiliates:	JPY176,490 million
	Short-term debts payable to affiliates:	JPY37,366 million
	Long-term receivables from affiliates:	JPY4,664 million

(3)	Accumulated depreciation of tangible fixed assets: JPY301,497 million

(4)	In addition to the non-current assets shown in the balance sheet, there are computers and peripherals leased and used as important fixed assets.

(5)	Liability for Director and Statutory Auditor retirement benefits is an allowance accounted pursuant to Article 43 of the Commercial Code Enforcement Regulation.

(6)	Guaranteed liability:	JPY72,676 million

	Balance under letters of keep-well agreements:	JPY67,337 million

	Maximum repurchase amount for the transferred claims for installment sales receivables:	JPY280 million

(7)	The amount of net assets prescribed in Article 124, Item 3 of the Commercial Code Enforcement Regulation:	JPY19,235 million

(8)	Type and total number of shares issued and outstanding at the end of the period: 998,744,060 ordinary shares

Type and the number of shares held in treasury at the end of the period: 7,323,364 ordinary shares

3.	Notes toNon-Consolidated Statement of Income

(1)	Fractions of JPY one million have been rounded down.

(2)	Trading with affiliates

Sales:	JPY294,519 million

Purchases:	JPY186,731 million
Trading other than operating transactions:	JPY18,973 million

(3)	Liability for employees’ severance payments

During the reporting term, the Company changed its system for the periodical allocation of retirement benefit obligations. Previously the Company had employed a tax-qualified defined benefit pension plan. From July 1, 2004 the Company introduced a new system for lump-sum payment of retirement money and on August 1 a new system for pension benefits. Under the new system, termed a “cash balance pension plan,” a type of defined benefit plan, each employee acquires performance–linked points, and interest points based on market interest rates. On the basis of these points, an amount is accumulated in the plan assets. Prior service costs in an amount of 224 million generated from changes in the retirement benefit systems were amortized in lump-sum in line with the accounting policy of the Company.

(4)	Unappropriated retained earnings resulting from merger

On October 1, 2004 the Company absorbed its subsidiary Komatsu Building Co., Ltd., resulting in an increase in unappropriated retained earnings of JPY696 million.

(5)	Net income per share: JPY16.91

EXHIBIT 6

Proposed Appropriation of Unappropriated Retained Earnings

for the 136th Business Term

JPY
Unappropriated retained earnings at the end of the period	35,219,423,235
Reversal of reserve for special depreciation	25,208,501
Reversal of reserve for loss on overseas investments	1,011,200
Reversal of reserve for advanced depreciation deduction	1,276,363,853

Total	36,522,006,789

The foregoing amount is proposed to be appropriated as follows:
Cash dividends (JPY6 per share)	5,948,524,176
Bonus for Directors	270,000,000
Provision of reserve for advanced depreciation deduction	1,539,808,044
Provision of reserve for special advanced depreciation account	2,585,654,777

Unappropriated retained earnings carried forward to the next period	26,178,019,792

Notes:	1.	The total dividends applicable to this fiscal period would amount to JPY10,904,863,071 (including the interim dividends of JPY5 per share, totaling JPY4,956,338,895 paid on December 3, 2004).
	2.	The amounts entered respectively for reversal of Reserve for special depreciation, reversal of Reserve for loss on overseas investments, reversal and provision of Reserve for advanced depreciation deduction, and provision of Reserve for special advanced depreciation account are recorded in accordance with the Special Taxation Measures Law.

EXHIBIT 7

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]

Independent Auditors’ Report

May 19, 2005
The Board of Directors
Komatsu Ltd.
KPMG AZSA & Co.
Teruo Suzuki (Seal)
Designated and
Engagement Partner
Certified Public Accountant

Yoshiteru Yamamoto (Seal)
Designated and
Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income, of Komatsu Ltd. for the 136th business year from April 1, 2004 to March 31, 2005 in accordance with Article 19-2(3) of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s consolidated subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairly the consolidated financial position of Komatsu Ltd. and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Our firm has been providing services described in Article 2(2) of the “Certified Public Accountants Law of Japan” to the Company, which are not considered prohibited services to audit client.

EXHIBIT 8

[English Translation of the Board of Statutory Auditors’ Report Originally Issued in Japanese Language]

Board of Statutory Auditors’ Report

(consolidated)

May 24, 2005

Having been reported by each Statutory Auditor on the methods and results of the audit in regard to the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income, of Komatsu Ltd. (the “Company”) for the 136th fiscal year from April 1, 2004 to March 31, 2005, the Board of Statutory Auditors of the Company prepares this Auditors’ Report on deliberation and reports as follows:

1.	Outline of the auditing methods used by the Statutory Auditors

Each Statutory Auditor, according to the audit policy set up by the Board of Statutory Auditors and the duties assigned to each Statutory Auditor by the Board of Statutory Auditors audited the consolidated statutory report, having received reports and explanation from Directors, etc. and Accounting Auditors.

2.	Results of the audit

We confirm that the auditing methods and results made by KPMG AZSA & Co., the auditing corporation, are appropriate.

Makoto Nakamura (seal)
Standing Statutory Auditor

Masafumi Kanemoto (seal)
Standing Statutory Auditor

Masahiro Yoshiike (seal)
Statutory Auditor

Takaharu Dohi (seal)
Statutory Auditor

Note:	Messrs. Masahiro Yoshiike and Takaharu Dohi of Statutory Auditors are Outside Statutory Auditors provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha”.

EXHIBIT 9

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]

Independent Auditors’ Report

May 6, 2005
The Board of Directors
Komatsu Ltd.
KPMG AZSA & Co.
Teruo Suzuki (Seal)
Designated and
Engagement Partner
Certified Public Accountant

Yoshiteru Yamamoto (Seal)
Designated and
Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the non-consolidated balance sheet, the non-consolidated statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of Komatsu Ltd. for the 136th business year from April 1, 2004 to March 31, 2005 in accordance with Article 2(1) of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s subsidiaries.

As a result of the audit, our opinion is as follows:

(1)	The non-consolidated balance sheet and the non-consolidated statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2)	As stated in (9) “Significant Accounting Policies,” with effect from the start of the reporting period (i.e. April 1, 2004), the Company has adopted impairment accounting standards for fixed assets (as set out in the Report on Impairment Accounting Standards for Fixed Assets, issued by the Business Accounting Council on Aug. 9. 2002, and the Guidelines for the Application of Impairment Accounting Standards for Fixed Assets, issued on Oct. 31, 2003 by the Accounting Standards Board). In our opinion, the adoption of impairment accounting is appropriate.

(3)	The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4)	The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(5)	With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Our firm has been providing services described in Article 2(2) of the “Certified Public Accountants Law of Japan” to the Company, which are not considered prohibited services to an audit client.

EXHIBIT 10

[English Translation of the Board of Statutory Auditors’ Report Originally Issued in Japanese Language]

Board of Statutory Auditors’ Report

Having been reported by each Statutory Auditor on the methods and results of the audit in regard to the performance of duties by the Directors of Komatsu Ltd. (the “Company”) for the 136th fiscal year (from April 1, 2004 to March 31, 2005), the Board of Statutory Auditors of the Company prepares this audit report on deliberation and reports as follows:

1.	Outline of the auditing methods used by the Statutory Auditors

Each Statutory Auditor, according to the audit policy set up by the Board of Statutory Auditors and the duties assigned to each Statutory Auditor by the Board of Statutory Auditors, has attended meetings of the Board of Directors and other meetings as deemed important, as well as having received from Members of the Board of Directors, etc. reports on the execution of their duties, perused the documents whereby the important decisions were made, and examined business and financial conditions at the head office and principal operating offices, and asked the subsidiaries of the Company for reports on their business conditions. In addition, we received reports and explanations from the Independent Accountants on their audit and examined the statutory report and the supplementary schedules.

With respect the competitive transactions of the Members of the Board of Directors, conflict-of-interest transactions between the Company and the Members of the Board of Directors, benefits without compensation furnished by the Company, irregular transactions with subsidiaries or shareholders and acquisition and disposal, etc., of treasury stocks, we have examined these matters by means of methods such as conducting a full investigation of related records, in addition to the auditing methods mentioned above.

2.	Results of the audit

(1)	We confirm that the auditing methods and results made by KPMG AZSA & Co., the accounting auditor, are appropriate.

(2)	We confirm that the business report accurately describes the situation of the Company in accordance with all relevant laws and regulations and the Articles of Incorporation.

(3)	With respect to the proposed appropriation of unappropriated retained earnings, we confirm that there is no matter to be disclosed in light of the state of the Company’s assets or other circumstances.

(4)	The supplementary schedules present fairly the information required, and we confirm that there is no other matter to be disclosed.

(5)	With respect to the performance of the Members of the Board of Directors’ duties, including those associated with the Company’s subsidiaries, we confirm that there has been no improper act committed, nor important violation of applicable laws and regulations or the Articles of Incorporation.

In addition, with respect to the competitive transactions of the Members of the Board of Directors, conflict-of-interest transactions between the Company and the Members of the Board of Directors, benefits without compensation furnished by the Company, irregular transactions with subsidiaries or shareholders and acquisition and disposal, etc., of treasury stocks, we confirm that there has been no breach of the Members of the Board of Directors’ responsibilities.

May 9, 2005
Makoto Nakamura (seal)
Standing Statutory Auditor

Masafumi Kanemoto (seal)
Standing Statutory Auditor

Masahiro Yoshiike (seal)
Statutory Auditor

Takaharu Dohi (seal)
Statutory Auditor

Note:

Messrs. Masahiro Yoshiike and Takaharu Dohi of Statutory Auditors are Outside Statutory Auditors provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha”.

Reference Materials for

Exercising Voting Rights

1.	Total Number of Voting Rights Held by All the Shareholders:

982,692 voting rights

2.	Proposed Resolution and Reference Information:

Item 1:	Approval of the Proposed Appropriation of Unappropriated Retained Earnings for the 136th Business Term (April 1, 2004 — March 31, 2005)

The proposal for appropriation of unappropriated earnings is as described in Exhibit 6.

The Company is building a sound financial position and a flexible and agile business structure to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by first striving to continue stable dividends and then considering business results, pay out ratio and other related matters in a comprehensive manner.

For the reporting period, the Company proposes to pay JPY6 per share for a year-end dividend, an increase of JPY2 over the previous term-end.

Accordingly, combined with the interim dividend of JPY5 per share, annual dividend will be JPY11 per share for this fiscal year, an increment of JPY4 per share over the previous term.

Item 2: Partial Amendments to the Articles of Incorporation

1.	Reasons for Amendments:

(1)	The “Law Amending Part of the Commercial Code for the Purpose of Introducing Electronic Public Notice” (Law No.87 of 2004) went into effect on February 1, 2005; this authorized electronic public notices as a means to post public notices on website. Present Article 4 of the Articles of Incorporation thus required to be revised to allow the Company to post public notices through the Internet.

(2)	In accordance with the revisions made on October 1, 2004 to the law regarding the transfer of corporate bonds, thereby resulting in the abolition of the system of suspension of the shareholders’ register (Law No.88 of 2004), it is necessary to partially delete the present Article 14 of the Articles of Incorporation.

(3)	In June 1999, the Company introduced the executive officer system by reforming the Board of Directors to strengthen corporate governance and enable flexible response to changes in the business environment. In April 2003, the Company abolished the directors’ positions of “Senior Managing Director” and “Managing Director”. As both reduced numbers of directors and executive officer system have become established as an institution, the Company proposes to amend Articles 20 and 22 of the Articles of Incorporation. In conjunction with the amendment of Article 22, it is necessary to alter Articles 15 and 17 simultaneously.

Details of the Amendments:

The amendments to be made are as follows:

(Amendments are shown in underlines)

Current Articles of Incorporation	Proposed Amendments
Chapter I. General Provisions	Chapter I. General Provisions

Article 4. Method of Public Notice All public notices made by the Company shall be given by publication in the Nihon Keizai Shimbun published in Tokyo.

Article 4. Method of Public Notice

All public notices made by the Company shall be given by electronic public notices. However, in the event that electronic public notices are deemed impossible due to accidents or other unavoidable circumstances, the public notices shall be made by publication in the Nihon Keizai Shimbun, published in Tokyo.

Chapter II. Shares	Chapter II. Shares

Article 14. Record Date and Suspension of Shareholders’ Register	Article 14. Record Date

Those shareholders who are listed or recorded in the Register of Shareholders or the Register of Beneficial Owners effective as of the closing of a business term of the Company shall be deemed shareholders who are entitled to exercise their rights in the ordinary general meeting of shareholders for such business term.	Those shareholders who are listed or recorded in the Register of Shareholders or the Register of Beneficial Owners effective as of the closing of a business term of the Company shall be deemed shareholders who are entitled to exercise their rights in the ordinary general meeting of shareholders for such business term.

In addition to the case prescribed in the preceding paragraph, the Company may, through a resolution of the Board of Directors, deem those shareholders or registered pledgees listed or recorded in the Register of Shareholders or the Register of Beneficial Owners on a specified date to be shareholders or registered pledgees who are entitled to exercise their rights at the general meeting of shareholders, by giving a two (2) week prior public notice thereof.

In the case prescribed in the preceding two paragraphs or if the Board of Directors deem it necessary, a temporary suspension of new entries or recordings in the Shareholders’ Register may be effected through a resolution of the Board of Directors for a specified period, by giving a two (2) week prior public notice thereof.

In addition to the case prescribed in the preceding paragraph, the Company may, through a resolution of the Board of Directors, deem those shareholders or registered pledgees listed or recorded in the Register of Shareholders or the Register of Beneficial Owners on a specified date to be shareholders or registered pledgees who are entitled to exercise their rights at the general meeting of shareholders, by giving a two (2) week prior public notice thereof.

(deleted)

Chapter III. General Meetings of Shareholders	Chapter III. General Meetings of Shareholders

Article 15. Convocation of General Meetings of Shareholders

An ordinary general meeting of shareholders shall be convened in June each year. An extraordinary general meeting of shareholders may be convened whenever necessary.

Except as otherwise provided by law, general meetings of shareholders shall be convened by the President of the Company pursuant to a resolution of the Board of Directors.

In the absence or disability of the President, the Executive Vice President or another director of the Company, in accordance with the order previously determined by the Board of Directors, may convene the meeting.

Article 15. Convocation of General Meetings of Shareholders

An ordinary general meeting of shareholders shall be convened in June each year. An extraordinary general meeting of shareholders may be convened whenever necessary.

Except as otherwise provided by law, general meetings of shareholders shall be convened by the President of the Company pursuant to a resolution of the Board of Directors.

In the absence or disability of the President, another director of the Company, in accordance with the order previously determined by the Board of Directors, may convene the meeting.

Article 17. Person to Preside at General Meetings of Shareholders	Article 17. Person to Preside at General Meetings of Shareholders

The President of the Company shall preside as chairman at general meetings of shareholders.	The President of the Company shall preside as chairman at general meetings of shareholders.

In the absence or disability of the President, the Executive Vice President or another director of the Company, in accordance with the order previously determined by the Board of Directors, may preside at the meeting.	In the absence or disability of the President, another director of the Company, in accordance with the order previously determined by the Board of Directors, may preside at the meeting.

Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors

Article 20. Number of Directors

The Company shall have no more than thirty (30) directors.

Article 22. Representative Directors, etc.

The Board of Directors shall elect representative directors who shall represent the Company.

The Board of Directors may elect one (1) Chairman, one (1) President, one or more Executive Vice President(s), Executive Managing Director(s) (Senmu) and Managing Director(s) (Jomu) from among its members.

Article 20. Number of Directors

The Company shall have no more than fifteen (15) directors.

Article 22. Representative Directors, etc.

The Board of Directors shall elect representative directors who shall represent the Company.

The Board of Directors may elect one (1) Chairman, one (1) President from among its members and may grant special titles to one or more directors as deemed necessary.

Item 3: Appointment of Ten (10) Directors

The terms of office of ten (10) Directors will terminate as of the close of this Ordinary General Meeting of Shareholders. Accordingly, an election of the following ten (10) Directors is requested.

Director Candidates

Name (Date of Birth)	Brief Personal History (Representative positions in other companies)		Number of Shares of the Company Held (shares)
Toshitaka Hagiwara (June 15, 1940)	12/1969 6/1990 6/1995 6/1997 6/1999 6/2003	Joined the Company Director Managing Director Executive Managing Director Executive Vice President and Representative Director Chairman of the Board and Representative Director (current position)	66,399

Masahiro Sakane (January 7, 1941)	4/1963 6/1989 6/1994 6/1997 6/1999 6/2001	Joined the Company Director Managing Director Executive Managing Director Executive Vice President and Representative Director President and Representative Director (current position)	79,100

Kunio Noji (November 17, 1946)	4/1969 6/1997 6/1999 6/2000 6/2001 4/2003	Joined the Company Director Executive Officer Senior Executive Officer Managing Director Director and Senior Executive Officer (current position)	33,710

Kunihiko Komiyama	4/1968	Joined the Company	35,000
(May 5, 1945)	6/1996	Director
	6/1999	Senior Executive Officer
	6/2002	Managing Director
	4/2003	President of Development Division and President of Engines and Hydraulics Business Division (current position)
Director and Senior Executive Officer (current position)

Masahiro Yoneyama (July 3, 1946)	4/1970 6/1999 4/2003 6/2004	Joined the Company Executive Officer Senior Executive Officer (current position) Director (current position)	21,000

Yasuo Suzuki (January 28, 1948)	4/1970 6/2002 4/2004 6/2004 4/2005	Joined the Company Executive Officer Senior Executive Officer (current position) Director (current position) General Manager of Corporate Planning (current position)	10,000

Toshio Morikawa (March 3, 1933)	4/1955	Joined The Sumitomo Bank, Ltd. (currently Sumitomo Mitsui Banking Corporation, the “Bank”)	5,000
	6/1980	Director of the Bank
	2/1984	Managing Director of the Bank
	10/1985	Senior Managing Director and Representative Director of the Bank
	10/1990	Deputy President and Representative Director of the Bank
	6/1993	President and Representative Director of the Bank
	6/1997	Chairman of the Board and Representative Director of the Bank
	6/1999	Director of the Company (current position)
	3/2001	Advisor of the Bank
	4/2001	Advisor of Sumitomo Mitsui Banking Corporation
	6/2002 3/2005	Advisor of the Bank Advisor of the Bank (current position)

Hajime Sasaki (April 6, 1936)	4/1961	Joined NEC Corporation (NEC Corporation, “NEC.”)	2,100
	6/1988	Director of NEC.
	6/1991	Senior Vice President of NEC.
	6/1994	Executive Vice President of NEC.
	6/1996	Senior Executive Vice President and Representative Director of NEC.
	3/1999	Chairman of the Board of the NEC. and Representative Director (current position)
	6/2003	Director of the Company (current position)
[Representative positions in other companies] Chairman of the Board and Representative Director of NEC Corporation

Yoshinori Komamura	4/1970	Joined the Company	10,000
(February 20, 1948)	1/1997	General Manager of Sales Planning, International Division, Construction Equipment Division
	6/1999	President and Representative Director of Komatsu Europe International N.V.
	4/2005	President of Construction and Mining Equipment Marketing Division of the Company (current position) Senior Executive Officer (current position)

Morio Ikeda (December 25, 1936)	4/1961	Joined Shiseido Co., Ltd. (Shiseido Co., Ltd., “SCL”)	1,000
	6/1990	Director of SCL
	6/1995	Executive Director of SCL
	6/1997	Senior Executive Director and Representative Director of SCL
	6/2000	Executive Vice President and Representative Director of SCL
	6/2001	Representative Director and President and Chief Executive Officer of SCL (current position)
[Representative positions in other companies] President and Chief Executive Officer of Shiseido Co., Ltd.

Note:	Messrs. Toshio Morikawa, Hajime Sasaki and Morio Ikeda, candidates for Directors, satisfy the conditions of Outside Directors provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Item 4: Appointment of Two (2) Statutory Auditors

The term of office of the Statutory Auditors, Messrs., Masafumi Kanemoto and Takaharu Dohi will expire at the close of the Meeting.

Accordingly, it is proposed that two Statutory Auditors be elected and the following candidates are nominated for the position.

This item for resolution was reviewed and approved by the Board of Statutory Auditors.

Statutory Auditor Candidate

Name (Date of Birth)	Brief Personal History (Representative positions in other companies)		Number of Shares of the Company Held (shares)
Masafumi Kanemoto	4/1970	Joined the Company	17,100
(May 11, 1947)	3/1999	General Manager of Auditing Office
	6/2002	Standing Statutory Auditor (current position)

Takaharu Dohi	4/1958	Appointed Public Prosecutor	0
(July 12, 1933)	5/1992	Deputy Prosecutor General
	7/1993	Superintendent Public Prosecutor at High Public Prosecutors Office in Osaka
	7/1995	Superintendent Public Prosecutor at High Public Prosecutors Office in Tokyo
	1/1996	Public Prosecutor General
	6/1998	Resigned from the Public Prosecutors Office
	7/1998	Registered as Attorney at law (current position)
	6/1999	Statutory Auditor of the Company (current position)

Note:	Mr. Takaharu Dohi, Candidate for Statutory Auditor is an Outside Statutory Auditor as provided for in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.”

Item 5: Gratis Issue of Share Acquisition Rights under Stock Option Plan

Pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code, the Company shall issue gratis Share Acquisition Rights to its Directors, employees, and President and Representative Directors of its major affiliated companies for the reasons stated below and in the following manner and hereby requests for approval of the shareholders.

1. Reason for issuing gratis Share Acquisition Rights to persons other than Shareholders:

For the purposes of raising the motivation and lifting the morale of the Directors, employees of the Company, and President and Representative Directors of major affiliated companies of the Company which shall contribute to the improvement of the consolidated performance of the Company, the Company wishes to issue gratis rights to acquire new shares to the recipients in the form of stock options (“Share Acquisition Rights”). As described below, the amount to be paid upon exercise of the Share Acquisition Rights shall be based on the market price of the share at the time of issuance of Share Acquisition Rights.

2. Manner of issuing Share Acquisition Rights:

(1)	Persons who will receive Share Acquisition Rights:

Directors and employees of the Company, and President and Representative Directors of its major affiliated companies.

(2)	Type and number of shares subject to Share Acquisition Rights:

A maximum of 1,620,000 ordinary shares of the Company. Provided, however, if the number of shares to be issued due to exercise of Share Acquisition Rights should be adjusted due to below (3) (including transfer of treasury shares instead of issuance of new shares; hereinafter the same), the above maximum of the total number of shares shall also be adjusted in accordance with such increase or decrease in the total number of shares.

(3)	Total number of Share Acquisition Rights to be issued:

A maximum of 1,620 rights shall be issued.

The number of shares subject to one Share Acquisition Rights shall be 1,000 shares. Provided, however, if the Company effects stock splits or stock consolidations, the number of shares subject to Share Acquisition Rights that have not been exercised at such time shall be adjusted in accordance with the following formula and fractions of less than one share shall be rounded down.

Number of shares after adjustment = number of shares before adjustment × ratio of stock split (or stock consolidation)

(4)	Issue price of Share Acquisition Rights:

Share Acquisition Rights shall be issued gratis.

(5)	Amount to be paid to exercise the Share Acquisition Rights:

The amount to be paid at the exercise of Share Acquisition Rights shall be the amount obtained by multiplying the amount of one share to be issued at the exercise of each Share Acquisition Rights (the “paid-in amount”) by the number of shares that are the subject of one Share Acquisition Rights.

The paid-in amount shall be the amount calculated as the average of the closing price of the Company’s ordinary shares of each day (excluding the days on which there is no transaction of the Company’s ordinary shares) of the month immediately preceding the month in which the date of issue of Share Acquisition Rights falls, at the Tokyo Stock Exchange, multiplied by 1.05, with fractions less than one yen being rounded up to a whole yen. However, the paid-in amount shall not be less than the closing price of the Company’s ordinary shares on the issue date of such Share Acquisition Rights.

If the Company effects stock splits or stock consolidation after issuing the Share Acquisition Rights, the paid-in amount shall be adjusted as follows with fractions less than one yen being rounded up to a whole yen.

Paid-in amount after adjustment	=	Paid-in amount before adjustment	×	1
Ratio of stock split (or stock consolidation)

If the new shares are to be issued at a price below the market price (excluding cases of the exercise of Share Acquisition Rights) the paid-in amount shall be adjusted in accordance with the below formula with fractions less than one yen being rounded up to a whole yen.

				Number of currently issued + shares	Number of newly issued shares	×	Amount paid per share

Market price per share
Paid-in amount After adjustment	=	Paid-in amount before adjustment	×
Number of currently issued shares + Number of new shares issued

(6)	Period for exercising Share Acquisition Rights:

From August 1, 2006 to July 31, 2013. Notwithstanding the foregoing, if any of the persons who are granted Share Acquisition Rights dies before the end of the exercising period, his or her heir may exercise the rights within 24 months of the date of the death of the person.

(7)	Conditions for exercising Share Acquisition Rights:

(i)	Any of the persons granted Share Acquisition Rights may exercise his or her rights pursuant to the Agreement Concerning Issuance of Share Acquisition Rights (the “Agreement”) based on the resolution of this Meeting and the resolution of the Board of Directors Meeting even after the person is no longer a Director or an employee of the Company or a President and Representative Director of its major subsidiaries.

(ii)	If any of the persons granted the Share Acquisition Rights dies, his or her heir may exercise the rights pursuant to the Agreement.

(8)	Events and conditions for cancellation of Share Acquisition Rights:

Share Acquisition Rights may be canceled gratis in the following events:

(i)	Pursuant to the Agreement, if the person granted Share Acquisition Rights loses his/her Share Acquisition Rights or if it becomes definitive that Share Acquisition Rights will not be exercised.

(ii)	If the Company executes a merger agreement pursuant to which the Company will be dissolved.

(9)	Restrictions on transfer:

The transfer of Share Acquisition Rights shall be subject to the approval of the Board of Directors.

(10)	Handling in the event of share exchange or share transfer:

If the Company effects a share exchange or a share transfer for purpose of the Company becoming a wholly-owned subsidiary of another company, the Company’s obligations with respect to Share Acquisition Rights shall be succeeded by the company which shall become the 100% holding parent company as a result of such share exchange or mandatory share transfer.

(11)	Other matters:

Other matters concerning the issue of Share Acquisition Rights shall be referred to the Agreement.

Item 6: Approval of Payment of Retirement Benefits to Retiring Directors in Recognition of Service to the Company

As of the close of this meeting, Messrs. Satoru Anzaki and Kazuhiro Aoyagi will retire from the office of Director. To reward them for the services they rendered, the Board of Directors proposes to pay retirement benefit in reasonable amounts in accordance with the rules prescribed by the Company.

It is also proposed that the details of the benefit in terms of the amount, time and method of payment be determined by the Board of Directors.

Brief personal histories of the two Directors are as follows:

Name	Brief Personal History
Satoru Anzaki	3/1985 11/1988 6/1991 6/1995 6/2001 6/2003	Director Managing Director Executive Managing Director President and Representative Director Chairman of the Board Director and Counselor (current position)

Kazuhiro Aoyagi	6/1993 6/1998 6/1999 6/2001 4/2003 6/2004	Director Managing Director Senior Executive Officer Executive Managing Director Director and Senior Executive Officer Director (current position)

END